Exhibit 99.2

TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the three and nine months ended September 30, 2023 and 2022

(Stated in United States dollars)

TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the three and nine months ended September 30, 2023 and 2022

(Expressed in United States Dollars)

This Management’s Discussion & Analysis (“MD&A”) of financial condition and results of operations of Trillion Energy International Inc. (“Trillion Energy” or the “Company”) for the three and nine months ended September 30, 2023 and 2022 should be read in conjunction with the unaudited condensed consolidated interim financial statements and notes for the three and nine months ended September 30, 2023 and 2022 and the audited consolidated financial statements and notes together with the MD&A for the year ended December 31, 2022 and 2021. This MD&A was prepared effective November 29, 2023.

Unless otherwise noted, all currency amounts are in US dollars. The unaudited condensed interim consolidated financial statements for the quarter ended September 30, 2023, are prepared in accordance with IFRS.

Certain measures in this MD&A do not have any standardized meaning prescribed under IFRS and therefore are considered non-GAAP financial measures. Readers are cautioned that this MD&A should be read in conjunction with Trillion’s disclosure under the headings “Non-GAAP and Other Financial Measures” and “Forward Looking Statements” at the end of this MD&A.

Overview

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company with operations primarily in Turkiye. The Company’s shares trade on the Canadian Securities Exchange under the symbol “TCF” where it was recently added the CSE 25 Index. The Company also trades on the OTCQB under the symbol “TRLEF” and the Frankfurt exchange under the symbol Z620. A class of the Company’s warrants trade on the CSE under the symbol TCF.WT.

The Company is focused on oil and gas exploration in Turkiye. During the year, it had drilled six successful development gas wells at its conventional natural gas project, the SASB gas field located in the Black Sea, Turkiye, where it has initiated a multi-well development program. Trillion has a 49% interest in the SASB gas field. In addition, the Company produces oil from the Cendere field in Turkiye, a long-term low decline oil field where it holds a 19.6% (except three wells with 9.8%) interest.

The Company recently entered into a farm-in agreement on three oil exploration blocks (M47, M46c,d) (the “Oil Blocks”) totalling acres 374,325 within the newly defined Cudi-Gabar petroleum province, Southeastern Turkiye. The Company is currently negotiating a joint operating agreement in respect of the Oil Blocks..

Strategic Focus

Trillion’s strategy is to increase production and reserves at its 12,385 hectare SASB natural gas field and capitalize on high regional gas prices to generate cash flow and build shareholder value through a multi-well drilling program.

After drilling five successful long reach directional wells and one re-completion at SASB, Trillion will continue to perform several new perforations of existing wells and install pumps, gas lift and the like, to optimize production and reduce well downtime.

Trillions short term focus is on increasing production on the existing six wells, to achieve parity with past well performance at the SASB gas field. As in most oil and gas fields, the past production history is a useful analog for predicting future production trends and results, and as such, our focus is on repeating the production rates previously achieved from the eight legacy wells drilled over 10 years ago. The pre-2022 production history of the legacy wells at the three tripod gas fields, Akkaya, East Ayazli and Ayazli were evaluated and assumed to represent a middle case for Trillion’s 5 newly drilled wells and the one re-completion. The historic tripod production averaged 15.4 MMcf/d for 34 months (gross), after which production went into a hyperbolic decline and averaged a daily production of 12.95 MMcf/d for the next 12 months, and averaged a daily production of 6.88 MMcf/d for the following 12 months, and 4.1 MMcf/d for the next 12 months and then continued for a few more years at >2 MMcf/d.

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Once optimization of the existing wells are completed which is expected over the next few months, the next Phase of development is expected to resume during the last half of 2024 and which includes several re-entry wells, where pumps will be installed and or sidetrack well extensions drilled, or a combination of both.

Trillion is currently undertaking work programs to optimize production and reduce downtime on the SASB Field to ensure all 6 previously drilled and completed wells are able to produce concurrently and with less than 90% downtime on a managed basis.

During October 2023, additional perforations to existing wells were made and a booster compressor was added to the field to reduce back pressure for gas entering the Cayagzi gas processing facility. During November, 2023, the Company received a report from a third party consulting firm on how to increase production on the six wells. The Company is evaluating the report and intends to put many of the recommendations into action plans.

On For the 2024 SASB drilling program, five sidetrack wells have been engineered and are drill ready. These wells are expected to be drilled first, followed by several stratigraphic exploration prospects. New re-processing of 3D seismic is expected to be completed by October 2023 to facilitate the 2024 drilling program. The new 3D seismic re-processing is expected to define stratigraphic exploration targets as well as to delineate reserves in structural traps.

In addition, the Company has entered into a farm-in agreement with Derkim Poliüretan Sanayi ve Ticaret A.S. to earn a 50% working & revenue interest in three oil exploration blocks (the “Oil Blocks”) comprised of 151,484 hectares (374,325 acres) within the newly defined Cudi-Gabar petroleum province, Southeastern Turkiye. To earn the 50% the Company must acquire 351 km of 2D seismic in 2023 and drill 4 wells in 2024.

FINANCIAL AND OPERATING SUMMARY

	As at and Three Months Ended September 30,			As at and Nine Months Ended September 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Financial
(Expressed in $000’s, unless otherwise indicated)
Natural gas and oil sales	5,028	1,078	366	14,075	3,589	292
Cash flows (used in) from operating activities	(3,019)	328	(1,021)	(2,309)	(5,471)	(58)
Net (loss)/income	7,388	(2,465)	(400)	7,332	(4,350)	(269)
Per share - basic and diluted	0.09	(0.03)	N/A	0.09	(0.07)	N/A
Capital expenditures	3,374	13,192	(74)	20,852	13,352	56
Working capital (deficit)/surplus	(11,968)	14,546	(182)	(11,968)	14,546	(182)
Weighted average shares outstanding – basic	77,841,478	74,306,382	N/A	77,314,593	58,056,336	N/A
Weighted average shares outstanding – diluted	78,404,758	74,306,382	N/A	78,019,169	58,056,336	N/A
Operations
Average daily production
Crude oil (bbls/d)	86	109	(21)	84	101	(17)
Natural gas (Mcf/d)	2,570	49	5,168	3,063	108	2,743
Average daily production (boe/d)	515	117	341	594	119	402

Average realized prices
Crude oil ($/bbl)	140.14	100.15	40	93.75	113.20	(17)
Natural gas ($/mcf)	16.57	17.27	(4)	14.26	16.40	(13)
Operating netback (Expressed in $000’s, unless otherwise indicated)
Natural gas and oil sales	5,028	1,078	367	14,075	3,589	292
Royalties	(521)	(153)	242	(1,938)	(408)	374
Production expenses	(956)	(495)	93	(1,454)	(1,596)	(9)
Operating netback	3,551	430	725	10,683	1,585	574
Operating netback margin (%)	70.6	39.9	77	75.9.7	44.1	72

Notes:

(1)	See “Non-GAAP and Other Financial Measures” section within this MD&A.
(2)	Per share amounts are based on weighted average shares outstanding other than dividends per share, which is based on the number of common shares outstanding at each dividend record date. The weighted average number of diluted common shares outstanding in the computation of funds flow from operations and cash flows from operating activities per share is the same as for net income per share.

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FINANCIAL AND OPERATING HIGHLIGHTS ($USD)

●	During Q3 the Company completed its six well drilling program and is now focused on improving production from the six production wells through pump installation, gas lift and other engineering tweaks

●	Gross gas production to Trillion for the SASB gas field averaged 5.46 MMcf/d (100% interest before royalties) in Q3 2023, a decrease of 2.7 MMcfd (33%) compared to Q2 2023 (8.16 MMcfd).

●	By the end of Q3 2023, the Company had 6 producing wells online and an average Q3 2023 production rate of 5.46 MMcf/d (100% interest). Each well produced for an average of 2 months during the quarter representing 49% downtime on average due to water loading and pipeline pressure imbalances which the Company intends to remedy through pump installation and gas lift in the near term targeting to reduce well downtime to under 10% .

●	Total Q3 2023 revenue of US $5.0 million (C$6.7 million) an increase of 367% from Q3 2022.

●	Operating income of US$243,551 for the three months ended September 30, 2023, compared to an operating loss of US$3,045,737 for the three months ended September 30, 2022.

●	For the 3 months ended September 30, 2023, oil and gas capital expenditures totaled $3.4 million, net of JV contributions, and including well costs for Alapi-2 wells, seismic reprocessing costs and long-lead purchases.

●	During Q3 2023, the Company completed a share consolidation of its outstanding common shares on the basis of five (5) pre-consolidation common Shares for one (1) post-consolidation common share.

●	Subsequent to the quarter end, the Company completed a CAD $10.8 million-dollar financing and conducted additional perforations of West Akcakoca and South Akcakoca wells

NATURAL GAS AND OIL PROPERTIES

Turkiye

The Company primarily operates in Turkiye, where it owns varying interests in two key assets; a natural gas field located in the South Akcakoca Sub-Basin (“SASB” or the “SASB Gas Field”) and an interest in the producing Cendere oil field (“Cendere”). The SASB Gas Field is a producing shallow water development to which the Company is currently focused on increasing production by drilling new wells. Cendere is a mature long-term low decline oil field.

SASB

The Company’s interest in SASB is 49%. SASB is made up of >10 discrete natural gas fields, four production platforms plus 18 kilometers of subsea pipelines connecting the gas fields to an onshore gas processing facility. SASB is located off the Southwest coast of Turkiye in the Black Sea, approximately 14 kilometres from shore in water depth of less than 100 meters. Total gross production to date is over 44 billion cubic feet (“Bcf”).

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In Q2 2023, the Company successfully drilled the Bayhanli-2 well which discovered 43 metres of gas pay. Eight intervals of gas pay with a true thickness of about 21 metres were perforated and tested at a combined rate of 11.9 MMcf/d (gross 100% interest). Bayhanli-2 entered production with an initial rate of 8.0 MMcf/d (gross 100% interest).

In Q3, the Company put on production the Alapi-2 well, which was a twin of an unproduced exploration well with significant reserves. Alapi-2 discovered 40+ metres of gas pay and flow tested at an initial rate of 8.7 MMcf/d (gross 100% interest).

The Company has now successfully drilled 5 wells and re-entered one well as part of its multi well drilling program and is currently optimizing production through engineering tweaks to reduce well downtime at the field. The Company believes that its current downtime rate of 58% can be reduced to less than 10% with pump and or gas lift installation thereby significantly increasing overall production for future quarters.

Cendere

The Company has a 19.6% interest in the Cendere oil field located in Southeast Turkiye all except certain wells. At September 30, 2023, the gross oil production rate for the producing wells in Cendere was 595 bbls/day (barrels per day); the average daily 2023 Q3 gross production rate for the field was 573 bbls/day. At the end of September 2023, oil was sold at a price of approximately US$99 per barrel (“bbl”). At September 30, 2023, the Cendere field was producing 90 barrels of oil per day net to the Company; and averaged 86 barrels per day during Q3 2023 net to the Company. On October 13, 2022, the joint production lease the Company holds in the region was extended to July 6, 2031.

RESULTS OF OPERATIONS

Sales Volumes

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Total sales volumes by product
Natural gas (Mcf)	236,445	4,488	5,168	836,274	29,412	2,743
Oil (bbls)	7,928	9,988	(21)	22,885	27,449	(17)
Total sales (boe)	47,336	10,736	341	162,264	32,351	402

Average daily sales by product
Natural gas (Mcf/d)	2,570	49	5,168	3,063	108	2,743
Oil (bbl/d)	86	109	(21)	84	101	(17)
Average daily sales (boe/d)	515	117	341	594	119	402

Average daily sales increased to 515 boe/d, 341% higher than Q3 2022.

Well Operational Efficiency

Gross Well Production (MMcf) (100%)	Jan. 2023	Feb. 2023	Mar. 2023	Apr. 2023	May 2023	Jun. 2023
Total Production	177.50	156.91	188.29	254.38	169.96	318.66

Gross Well Production (MMcf) (100%)	Jul. 2023	Aug. 2023	Sept. 2023
Total Production	150.12	269.49	79.38

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During Q3 2023, water loading caused excessive well downtime at 49%. The Company is actively working on solutions to the production issues, including the potential installation of a gas lift, pumps (ESP, PCP or plunger) to improve well productivity. The following chart illustrates the productivity of the wells relative to downtime:

Well	On Days	Total Days in Q3	% Up Time	% Downtime
S.AKC-2	3	92	3%	97%
W.AKC-1	69	92	75%	25%
AKC-3	1	92	1%	99%
GUL-2	81	92	88%	12%
ALA-2	63	92	68%	32%
BAY-2	65	92	71%	29%
Total	282	552	51%	49%

Average Realized Sales Prices

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Average realized prices
Natural gas ($/Mcf)	16.57	17.27	(4)	14.26	16.40	(13)
Oil ($/bbl)	140.14	100.15	40	93.75	113.20	(17)

(1)	See “Non-GAAP and Other Financial Measures” section within this MD&A.

Natural gas is currently being sold at about US$12.2/Mcf domestically in Turkiye. The average monthly natural gas sale price during Q3 2023 as calculated using our reported revenue was approximately US$16.57 per Mcf. Our reported revenue for Q3 2023 include adjustments due to hyperinflation accounting which adjusts revenue previously reported during Q1 and Q2 2023. Excluding the impact of hyperinflation from prior quarters impacting Q3 revenue, the average natural gas sale price during Q3 would have been approximately US$10.10 per Mcf. Gas prices increased in Q3 compared to Q2 2023 by 20% mainly due to seasonal factors.

Oil sales from the Cendere field are sold at Brent. The average monthly oil sale price during Q3 2023 as calculated using our reported revenue was approximately US$140.14 per bbl. Our reported revenue for Q3 2023 include adjustments due to hyperinflation accounting which adjusts revenue previously reported during Q1 and Q2 2023. Excluding the impact of hyperinflation from prior quarters impacting Q3 revenue, the average oil sale price during Q3 would have been approximately US$89.2 per bbl.

Natural Gas and Oil Sales Revenue

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Natural gas	3,917,095	77,490	4,955	11,929,382	482,217	2,374
Oil	1,111,029	1,000,280	11	2,145,495	3,107,151	(31)
Total revenues	5,028,124	1,077,770	367	14,074,877	3,589,368	292

Trillion’s total revenues increased by $3,950,354 and $10,485,509 for the three and nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022, respectively. The increase is primarily due to an increase in the natural gas revenues due to continued production from Akcakoca South-2 and the Akcakoca-3 wells. In addition, the West Akcakoca 1, Guluc-2 and Bayhanli-2 wells entered production.

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Royalties

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Royalties	520,852	152,384	242	1,937,727	408,913	374
Royalties per boe ($)(2)	11.00	14.19	(22)	11.94	12.64	(6)
Royalties as a % of sales	9.39	12.39	(24)	12.10	10.23	18

(1)	See “Non-GAAP and Other Financial Measures” section within this MD&A.
(2)	Trillion’s oil and gas sales are subject to a 12.5% flat royalty rate. Variances may in royalty expense realized as a result of hyperinflation accounting being applied.

Production Expenses

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Production Expenses	1,476,757	647,464	128	3,392,343	2,004,869	69

Production expenses increased by $829,293 and $1,387,474 for the three and nine months ended September 30, 2023 compared to the three and nine months ended September 30, 2022, respectively. This is a result of the Company commencing production on newly drilled wells in Q1 of 2022 and a corresponding increase in total production year over year.

Operating Netback

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Operating netback
Natural gas and oil sales	5,028,124	1,077,770	367	14,074,877	3,589,368	292
Royalties	(520,852)	(152,384)	242	(1,937,727)	(408,913)	374
Production expenses (excluding royalties)	(955,905)	(495,080)	93	(1,454,616)	(1,595,956)	(9)
Operating netback	3,551,367	430,306	725	10,682,534	1,584,499	574
Total sales volume (boe)	47,336	10,736	341	162,264	32,351	402
Operating netback (per boe)	75.03	40.08	87	65.83	48.98	34
Operating netback (%)	70.6	39.9	77	75.9	44.1	72

(1)	See “Non-GAAP and Other Financial Measures” section within this MD&A.

The Company’s operating netback increased by 725% in Q3 2023 compared to Q3 2022 due to increased production.

General and Administrative (“G&A”) Expenses

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
G&A expenses, by type:	2023	2022	Change (%)	2023	2022	Change (%)
Personnel	1,634,949	899,991	82	4,244,413	2,431,533	75
Office and other	214,673	851,061	(75)	555,396	1,663,069	(61)
Professional and consulting	106,447	174,869	(39)	654,034	525,971	6
Gross G&A	1,956,069	1,925,921	2	5,453,843	4,620,573	18
Capitalized G&A	-	-	-	-	-	-
G&A expenses	1,956,069	1,925,921	2	5,453,843	4,620,573	18

Overall gross G&A expenses for the three and nine months ended September 30, 2023 were higher than the three and nine months ended September 30, 2022 by 2% and 18%, respectively, due to higher activity levels and production ramping up at SASB.

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Depletion and Depreciation

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Depletion expense	571,183	62,888	808	3,510,104	211,761	1,558
Depreciation expense	47,095	12,541	276	173,342	56,517	207
Depletion and depreciation expense	618,278	75,429	720	3,683,446	268,278	1,273

For the three months ended September 30, 2023, depletion increased by $508,295 as a result of changes to estimates in reserve reports that increased the depletion base of the O&G asset. Depreciation increased by $34,554 primarily as a result of additions made to property and equipment during the period.

For the nine months ended September 30, 2023, depletion increased by $3,298,343 as a result of changes to estimates in reserve reports that increased the depletion base of the O&G asset. Depreciation increased by $116,825 primarily as a result of additions made to property and equipment during the period.

Share-Based Compensation Expense

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Share based compensation expense	599,493	1,410,291	(57)	1,750,326	1,495,012	17

For the three and nine months ended September 30, 2023, the Company recorded stock-based compensation of $599,493 and $1,750,326, respectively, compared to $1,410,291 and $1,495,012 for the three and nine months ended September 30, 2022, respectively, related to the vesting of stock options and RSU’s during the period.

Finance costs

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Interest on convertible debentures	340,178	-	100	598,975	-	100
Accretion on convertible debentures	210,150	-	100	367,363	-	100
Interest on loans and other	91,731	118	77,638	208,494	28,426	633
Accretion on loans and other	99,822	22,649	341	302,163	52,097	480
Financing bonuses	-	-	-	50,000	-	100
Finance costs	741,881	22,767	3,159	1,526,995	80,523	1,796

Finance costs increased for the three and nine months ended September 30, 2023 due to the Company closing a Convertible Debenture financing in April 2023, bearing interest at 12.0% per annum, resulting in interest and accretion being recognized in the current periods. Pursuant to the closing of the convertible debenture financing, the Company also recognized a bonus to the CEO of the Company. There were no such convertible debenture financing in the comparable periods. Further, the Company entered into and paid off a loan during the current period resulting in the recognition of mandatory interest and exit fees pursuant to the loan agreement. The Company also entered into additional loans during the period which remain outstanding as at September 30, 2023. These loans also resulted in the recognition of mandatory interest.

Other (Expenses)/Income

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Other (Expenses)/Income	7,144,315	580,862	1,130	8,029,936	596,867	1,245

For the three months ended September 30, 2023, other income increased primarily due to a $10,625,159 gain recognized as a result of hyperinflationary accounting. This is partially offset by a foreign exchange loss of $1,892,112 recognized in the period as a result of the weakening Turkish currency compared to the US dollar. In the comparable period, other income primarily consisted of a foreign exchange gain of $907,864 partially offset by a provision for settlement of $379,919, resulting from the settlement of certain obligations to a former director.

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For the nine months ended September 30, 2023, other income increased primarily due to a $17,138,843 gain recognized as a result of hyperinflationary accounting. This is partially offset by a foreign exchange loss of $6,765,374 recognized in the period as a result of the weakening Turkish currency compared to the US dollar. In the comparable period, other income primarily consisted of a foreign exchange gain of $1,236,484 partially offset by a loss on the change in fair value of derivative liabilities of $294,373 and a provision for settlement of $379,919.

Net (loss)/income

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Net (loss)/income	7,387,866	(2,464,875)	(400)	7,332,132	(4,349,804)	(269)
Per share - basic and diluted	0.09	(0.03)		0.09	(0.07)

The net income for the three months ended September 30, 2023 increased by $9,852,741, with a net income of $7,387,866 recognized during the three months ended September 30, 2023 as compared to a net loss of $2,464,875 for the three months ended September 30, 2022. The change is primarily due to an increase in revenues of $3,950,354 as a result of increased drilling in the SASB fields starting in September 2022. Further, a $10,625,159 gain was recognized during the period as a result of hyperinflationary accounting in which the CPI of Turkey increased by 25%. This is partially offset by a foreign exchange loss of $1,892,112 recognized in Q3 2023 as a result of the weakening Turkish currency compared to the US dollar.

The net income for the nine months ended September 30, 2023 increased by $11,681,936, with a net income of $7,332,132 recognized during the nine months ended September 30, 2023 as compared to a net loss of $4,349,804 for the nine months ended September 30, 2022. The change is primarily due to an increase in revenues of $10,485,509 as a result of increased drilling in the SASB fields starting in September 2022. Further, a $17,138,843 gain was recognized during the period as a result of hyperinflationary accounting in which the CPI of Turkey increased by 50%. This is partially offset by a foreign exchange loss of $6,765,374 recognized in Q3 2023 as a result of the weakening Turkish currency compared to the US dollar.

Capital Expenditures

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
Capital Expenditures by Type	2023	2022	Change (%)	2023	2022	Change (%)
O&G
Drilling, completions and well testing	3,353,182	6,396,490	(48)	20,267,588	6,396,490	217
Capitalized G&G	18,770	-	100	406,831	-	100
Other	2,950	6,806,084	(100)	116,771	6,806,084	(98)
Total E&E	3,374,902	13,202,574	(74)	20,791,190	13,202,574	57

PP&E
Leasehold improvements	(1,499)	14,755	(110)	15,434	32,343	(52)
Other	773	(25,505)	(103)	45,010	116,910	(62)
Total PP&E	(726)	(10,750)	(93)	60,444	149,253	(60)

Total Capital Expenditures	3,374,176	13,191,824	(74)	20,851,634	13,351,827	56

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summary of quarterly results

The financial information in the following tables summarizes selected financial information for the Company for the last eight quarters which was derived from annual financial statements prepared in accordance with IFRS for 2023 and in US GAAP for the prior periods and are expressed in United States dollars.

Three months ended	Sep. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021

Revenue	5,028,124	2,992,142	6,054,611	5,785,661	1,077,770	1,497,973	1,013,625	863,703
Net Operating Income (loss)	243,551	(1,057,730)	116,375	(3,360,325)	(3,045,737)	(616,661)	(1,284,273)	(855,233)
Net Income (Loss)	7,387,866	(2,280,386)	2,224,652	(1,771,950)	(2,464,875)	46,246	(1,931,175)	(2,897,691)
Net Income (Loss) per Share (Basic and Diluted)	0.09	(0.03)	0.03	(0.02)	(0.03)	0.00	(0.05)	(0.08)
Net and Comprehensive Income (Loss)	6,528,318	(13,628,606)	2,969,187	(3,049,017)	(4,096,807)	(823,358)	(1,789,064)	(3,135,281)

Summary of Results During Prior Eight Quarters

Discussion of December 2021 to September 2023 Financial results

●	Net income increased for the three months ended September 30, 2023, by $9,668,252 compared to the three months ended June 30, 2023, from a net loss of $2,280,386 to a net income of $7,387,866. The change is primarily due a foreign exchange loss of $1,892,112 recognized in Q3 of as a result of the weakening Turkish currency compared to the US dollar. Further, a gain of $10,625,159 was recognized during Q3 as a result of hyperinflationary accounting compared to a gain of $3,804,714 for the three months ended June 30, 2023.
●	Net loss increased for the three months ended June 30, 2023, by $4,505,038 compared to the three months ended March 31, 2023, from a net income of $2,224,652 to a net loss of $2,280,386. The change is primarily due a foreign exchange loss of $4,475,689 recognized in Q2 of as a result of the weakening Turkish currency compared to the US dollar.
●	Net income increased for the three months ended March 31, 2023, by $3,996,602 compared to the three months ended December 31, 2022, from a net loss of $1,771,950 to a net income of $2,224,652. The change is primarily due an impairment charge of $3,101,343 recognized in Q4 of 2022 on the Bulgaria license due to inactivity and to an increase in revenues during the quarter due to production increases at the SASB gas fields.
●	Net loss decreased for the three months ended December 31, 2022, by $692,925 compared to the three months ended September 30, 2022, from a net loss of $2,464,875 to a net loss of $1,771,950. The increase is primarily due to an increase in revenues during the quarter due to an increase in the price of oil and gas in 2022 compared to 2021 coupled with production increases at the SASB gas fields.
●	Net loss increased for the three months ended September 30, 2022, by $2,511,121 compared to the three months ended June 30, 2022, from a net income of $46,246 to a net loss of $2,464,875. The increase is primarily due to $1,410,291 in stock-based compensation recognized in the three months ended September 30, 2022 as a result of the grant of options and accrual of RSUs compared to $Nil for the three months ended June 30, 2022. This is coupled with a decrease of $420,203 in revenue as a result of reduced gas production in the month of September.
●	Net loss decreased for the three months ended June 30, 2022 by $1,977,421 compared to the three months ended March 31, 2022 from a net loss of $1,931,175 to a net income of $46,246. The decrease is primarily due to a loss from the change in fair value of derivative liabilities of $568,773 recognized for the three months ended March 31, 2022 compared to a gain of $207,603 from the change in fair value of derivative liabilities recognized for the three months ended June 30, 2022, representing a total change of $776,376. Foreign exchange rates also fluctuated such that a gain of $449,745 was recognized for the three months ended June 30, 2022 compared to a loss of $121,125 was recognized for the three months ended March 31, 2022. Revenues increased by $484,348 primarily as a result of fluctuating oil sales prices between Q1 2022 and Q2 2022.
●	Net loss decreased for the three months ended March 31, 2022 by $966,516 compared to the three months ended December 31, 2021 from a net loss of $2,897,691 to a net loss of $1,931,175. The increase is primarily due to a loss from the change in fair value of derivative liabilities of $2,098,208 recognized for the three months ended December 31, 2021 and a loss of $568,773 from the change in fair value of derivative liabilities recognized for the three months ended March 31, 2022, representing a total change of $1,529,435. The loss from the change in the fair value of derivative liabilities for the quarter ended December 31, 2022 includes the adjustment for the prior period restatement – see Note 25 to the audited consolidated financial statements.

10

liquidity and capital resources

The following table summarizes our liquidity position in USD:

	September 30, 2023	December 31, 2022
Cash	758,694	926,061
Working capital (deficit)	(11,967,922)	(4,819,052)
Total assets	53,850,571	37,018,219
Total liabilities	33,632,747	16,392,288
Stockholders’ equity (deficiency)	20,217,824	20,625,931

As at September 30, 2023, working capital deficit was $11,967,922 in comparison to a working capital deficit of $4,819,052 as at December 31, 2022. The $7,148,870 decrease in working capital is primarily attributable to a significant increase in O&G expenditures over the first nine months of 2023 for the six well drilling program concluding early July 31, 2023. The increase of $3,829,211 in accounts payable, increase of $2,607,701 in current loans payable all were incurred to pay for the work program. $592,005 in accrued interest on long-term convertible debt also became current during the period and which was paid in November 2023.

On April 20, 2023, the Company closed a convertible debenture unit offering for gross proceeds of CAD$15,000,000 with interest payable semi-annually at 12%. The Company made its first interest payment of CAD $962,487.38 on the convertible debt during November 2023.

To improve its working capital position, on November 28, 2023, the Company closed a short form prospectus offering issuing 36,057,934 common shares of the Company at a price of CAD$0.30 per common share for aggregate gross proceeds of CAD $10,817,380. (the “Offering”). The net proceeds of the offering, after deducting the Agent Fee and agent’s legal fees, sundry expenses and the expenses of the Offering payable by Trillion (including the reasonable expenses of the Agent) amounted to approximately CAD $10,000,000.

Trillion intends to use the net proceeds from the Offering As follows:

$ CAD
Paydown current liabilities and improve working capital balance	$7,500,000
SASB Optimization Program	$1,600,000
Other	$900,000
Total	$10,000,000

Additional information about the Company’s plan in respect to its plan to reduce its working capital deficit are as follows.

Current liabilities include approximately USD $2,960,000 in amounts recorded to which the Company has determined may be eligible for offset under the applicable services contract to amounts owing from the supplier for a breach of the the services contract.

The Company has engaged in a payment plan with one supplier, who has extended USD $5 million trade credit and who will receive US $3.5m of the proceeds of the Offering and thereafter, defer receiving further payments until March 2024 and thereafter, will receive $500,000 per month, which the Company expects will be obtained from operating cashflows.

The Company is in the final stages of negotiating an oil and gas sales and production related loan for approximately USD $5 million dollars from a local party in Turkey. There is no guarantee that such a loan will occur as the loan is subject to further negotiations by parties. If the loan occurs, a portion of the proceeds will be used to pay down current liabilities. Additionally, the Company intends to use netbacks and net operating revenues / netbacks to paydown accounts payable as the company generates funds from its existing six wells.

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Debenture Loan

In April 2022, the Company closed an offering of C$15.0 million in convertible debenture units. Each convertible debenture unit consisted of 1 convertible debenture (“Debenture”) in the principal amount of $1,000 and 333 common share purchase warrants (“Warrants”).

The Debentures have a maturity date of April 30, 2025 and bear interest at a rate of 12.0% per annum. The Debentures are convertible into common shares of the Company at a price of $3.00. Each Warrant is exercisable into one common share of the Company until June 29, 2025, at a price of $2.50.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	September 30, 2023	September 30, 2022
Net cash provided by (used in):
Operating activities	(2,309,261)	(5,470,698)
Investing activities	(11,212,352)	(13,351,827)
Financing activities	13,288,683	28,610,599
Effect of exchange rate on cash and cash equivalents	65,563	818,976
(Decrease)/Increase in cash, cash equivalents, and restricted cash	(167,367)	10,607,050

Cash Used in Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2023, was $2,309,261, compared to $5,470,698 cash used in operating activities for nine months ended September 30, 2022. The current period net income of $7,332,132 was coupled with $82,959 in changes in working capital items and offset by $9,724,352 in net non-cash items for the nine months ended September 30, 2023. This compares to a net loss of $4,349,804, coupled with $3,709,547 in changes in working capital items and partially offset by $2,588,653 in net non-cash items for the nine months ended September 30, 2022.

Cash Used in Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2023, was $11,212,352 compared to $13,351,527 used for the nine months ended September 30, 2022. Oil and gas properties expenditures increased to $20,791,190 from $13,202,574 in the comparative period and property and equipment expenditures decreased to $60,444 from $149,253 in the comparative period.

Cash Provided by Financing Activities

We have funded our business to date from sales of our common stock through private placements, convertible debt financings, and loans from shareholders.

Net cash provided by financing activities for the nine months ended September 30, 2023, was $13,288,683, compared to $28,610,599 for the nine months ended September 30, 2022. Cash provided by financing activities in the current period was primarily related to $10,359,397 in gross proceeds from convertible debt financing net of transaction costs, $4,833,409 in proceeds from loans entered into in the period, and $545,079 in proceeds for the issuance of stock related to option exercises. This is partially offset by loan and lease repayments. In the comparative period cash from financing activities was primarily related to $29,171,862 in proceeds, net of stock issuance costs, for the issuance of stock related to private placements and warrant and option exercises offset by note repayments.

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In April 2022, the Company closed an offering of C$15.0 million in convertible debenture units. Each convertible debenture unit consisted of 1 convertible debenture (“Debenture”) in the principal amount of $1,000 and 333 common share purchase warrants (“Warrants”).

The Debentures have a maturity date of April 30, 2025 and bear interest at a rate of 12.0% per annum. The Debentures are convertible into common shares of the Company at a price of $3.00. Each Warrant is exercisable into one common share of the Company until June 29, 2025, at a price of $2.50.

Future Operating Requirements

The Company has completed its’ 12-month 2022-2023 drilling program and is currently focusing on improving production from its existing six wells at SASB, as well as reducing its overhead costs and improving efficiencies. The major drivers of future operating requirements are the components of the Company’s 2024 capital program, which includes the Oil Blocks as well as the Phase II work program at the SASB gas field. The 2024 Capital program extent will largely be determined by the availability of additional capital resources. The Company is pursuing non-dilutive capital sources to Company, in respect to several of its exploration and development assets held.

As of September 30, 2023, the Company had unrestricted cash of $758,694 and current liabilities of $17,897,618. The Company intends to pay down the current liabilities through the net proceeds of the Offering (approximately CAD $10,000,000), contractual offset of up to US $2.9 million of trade payables, future cashflows from netbacks on its oil and gas properties, trade credit extended by suppliers, , the sale of US $2 million in inventory and a potential $5 million line of credit that the company is currently negotiating.

The Company expects that natural gas production revenues will significantly increase once the SASB optimization program is substantially complete thus providing additional means of providing funds for future operating requirements, the cost of which we estimate to be CAD $1.6 million.

Based on the above information and plan, we believe that we have sufficient funds to meet our minimum operational requirements for the next 12 months including the payment of our current liabilities/payables.

The timing of commencing Phase II development program at SASB for new wells is dependent upon when the best selection of future gas wells can be made, availability of a drilling rig and also when optimization of production from existing wells will occur thereby increasing production.

Our current plan is to commence the Phase II development program in Q3 2024, however, we may commence certain operations earlier that do not require a drilling rig, such as recompletions and pump installation. The Phase II development program is expected to cost approximately $11,600,000 incurred within the next 12 months, remainder thereafter.

The Company also is planning to conduct seismic on the Oil Blocks and to drill up to three wells. As no proceeds were allocated from the Offering to these activities, these activities are entirely subject to receiving additional funds for same and may also be contributed to and paid for through cashflows, as such funds become available. Each oil exploration well is expected to cost $2.5 to $3 million and seismic between USD $4 and 6 million.

As a result of recent gas prices trending downwards and production engineering challenges including unexpected well downtime increases, we have generated less revenue than previously expected from our initial wells.

Management is confident that the current production challenges may successfully be addressed through various engineering tweaks and strategies to increase and maintain more consistent production rates to increase revenues and production. As such, our future operating requirements are substantially dependent upon the timing and success of increasing current production from the existing wells to parity to well analogs drilled historically at the SASB gas field.

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Based on our current plan of operations over the next 12 months (October 2023 to September 2024), as above, our current minimum and maximum capital requirements are as below:

CAPEX Item	Minimum		Maximum
SASB Optimization of 6 wells	$1.3		$1.3
SASB 5 Well Development Program	$2	(1)	$11.6	(2)
Oil Block	$-	(3)	$15	(4)
Total	$3.3	m	$27.9	m

(1)	New development through three re-entries without new drilling
(2)	New development includes three re-entries and two wells re-entered and drilled with sidetrack wellbore
(3)	No work on oil property
(4)	Includes three wells and seismic on oil property.

Our cash on hand of $758,694 along with future revenue generated from existing wells at SASB, assuming we successfully implement our intended production increases are anticipated to cover a significant part of the cost of improving our working capital deficit and future capital program works. Any cash deficit will have to be resolved through cashflow from operations, trade credit, future debt and or equity raises.

RECONCILIATION OF USE OF PROCEEDS FROM FINANCING ACTIVITIES

The following table sets out a comparison of how the Company intended to use the net proceeds from the convertible debenture financing completed on April 20, 2023, and its actual use of proceeds as at September 30, 2023, as well as an explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.

Intended Use of Proceeds of financing (CAD)		Actual Use of Proceeds (CAD)	Variance – (Over) / Under Expenditure (CAD)	Explanation of Variance and Impact on Business Objectives
Capital Expenditures/working capital/general corporate expenses and offering costs	$15,000,000	$15,000,000	N/A	The Company is on track with expected capital expenditures.
Total	$15,000,000	$15,000,000	-

The following table sets out a comparison of how the Company intended to use the net proceeds from the short form prospectus completed on June 29, 2022, and its actual use of proceeds as at September 30, 2023, as well as an explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.

Intended Use of Proceeds of financing (USD)		Actual Use of Proceeds (USD)	Variance – (Over) / Under Expenditure (USD)	Explanation of Variance and Impact on Business Objectives
Initial Drilling Program (development of SASB gas fields) and offering costs	$17,920,000	$17,920,000	N/A	The Company is on track with expected capital expenditures.
General working capital purposes	279,962	279,962	N/A	The Company is on track with expected capital expenditures.
Total	$18,199,962	$18,199,962	-

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TRANSACTIONS WITH RELATED PARTIES

As at September 30, 2023, accounts payable and accrued liabilities included $195,004 (December 31, 2022 - $210,070) due to related parties. The amounts are unsecured, non-interest bearing and due on demand and is as follows:

Name	Relationship	September 30, 2023 (‘000)	December 31, 2022 (‘000)
Arthur Halleran	Chief Executive Officer (“CEO”)and director	$11	$48
Ozge Karalli	Chief Financial Officer (“CFO”)	36	14
David M. Thompson	Director and former CFO	19	108
Kubilay Yildirim	Chief Operating Officer (“COO”) and Director	79	34
Barry Wood	Director	20	6
Sean Stofer	Director	30	-

As at September 30, 2023, notes payable included CAD $546,000 (USD$402,115) (December 31, 2022 - $Nil) due from related parties.

Name	Relationship	September 30, 2023 (‘000)	December 31, 2022 (‘000)
2476393 Alberta Ltd.	Company controlled by Arthur Halleran, CEO and director	$402	$-

SUBSEQUENT EVENTS

Subsequent to September 30, 2023, the Company issued common shares pursuant to the following:

●	1,257,450 common shares relating to the vesting of RSUs.

On November 28, 2023, the Company completed a short form prospectus, issuing 36,057,934 common shares of the Company at a price of $0.30 CAD (approximately US$0.22) per common share for aggregate gross proceeds of $ $10,817,380, CAD (approximately US$7,796,474).

Cash finder’s fee of $630,518 CAD ($460,266 USD) were paid and 2,101,726 finder’s warrants were issued. The finder’s warrants are exercisable to purchase one common share of the Company at an exercise price of $0.30 CAD (approximately USD$0.22) until November 27, 2025.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. As of the date of this MD&A, there were 115,250,810 common shares, 1,620,000 stock options, 27,780,265 warrants and Nil RSUs outstanding. Furthermore, there are 15,000 convertible debentures outstanding convertible at $3.00 per share, which if all converted would result in the issuance of 5,000,000 common shares. There are no preferred shares outstanding.

As at September 30, 2023, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
240,000	0.60 USD	October 24, 2023	240,000
660,000	0.55 USD	September 19, 2024	660,000
128,000	0.29 USD	July 31, 2025	128,000
512,000	1.10 USD	July 26, 2025	512,000
50,000	1.40 USD	June 6, 2026	50,000
150,000	1.62 USD	October 27, 2025	150,000
70,000	1.62 USD	December 9, 2024	70,000
50,000	1.62 USD	December 9, 2025	50,000
1,860,000			1,860,000

As of the date of this MD&A, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
660,000	0.55 USD	September 19, 2024	660,000
128,000	0.29 USD	July 31, 2025	128,000
512,000	1.10 USD	July 26, 2025	512,000
50,000	1.40 USD	June 6, 2026	50,000
150,000	1.62 USD	October 27, 2025	150,000
70,000	1.62 USD	December 9, 2024	70,000
50,000	1.62 USD	December 9, 2025	50,000
1,620,000			1,620,000

As at September 30, 2023, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
4,341,088	1.66 USD	March 15, 2024
676,788	1.66 USD	March 16, 2024
590,909	1.66 USD	March 17, 2024
2,122,825	1.66 USD	March 18, 2024
4,286,351	1.66 USD	March 24, 2024
530,600	1.66 USD	March 28, 2024
300,000	1.84 USD	April 20, 2025
12,529,690	1.84 USD	June 29, 2025
300,288	1.14 USD	June 29, 2025
25,678,539

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As at the date of this MD&A, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
4,341,088	1.66 USD	March 15, 2024
676,788	1.66 USD	March 16, 2024
590,909	1.66 USD	March 17, 2024
2,122,825	1.66 USD	March 18, 2024
4,286,351	1.66 USD	March 24, 2024
530,600	1.66 USD	March 28, 2024
300,000	1.84 USD	April 20, 2025
12,529,690	1.84 USD	June 29, 2025
300,288	1.14 USD	June 29, 2025
2,101,726	0.22 USD	November 28, 2025
27,780,265

Forward-looking statementS

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

17

Significant Accounting Estimates, Judgements and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from estimates, and those differences may be material. The estimates, judgements and assumptions used are subject to updates based on experience and the application of new information. Estimates and underlying assumptions are reviewed on an ongoing basis, and any revisions to accounting estimates are recognized in the period in which the estimates are revised.

A full list of the significant estimates and judgements made by management in the preparation of the interim financial statements and the audited 2022 financial statements is included in Note 2 “ Summary of Significant Accounting Policies” of our audited 2022 financial statements.

The Company has hired individuals who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Furthermore, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

RISKS MANAGEMENT

The Company is exposed to varying degrees to a variety of financial instrument and other risks:

Exploration and Development Risk

The exploration for, and production of, hydrocarbons is a highly speculative activity which involves a high degree of risk. The Company’s current reserves will decline as reserves are produced unless the Company is able to discover and develop new reserves which involves exploration and development risk. The long-term commercial success of Trillion depends on its ability to find, acquire, develop and commercially produce hydrocarbon reserves. There can be no assurance that Trillion’s future exploration activities will result in material additions to reserves or that such activities will lead to future cash flows.

The exploration and development of hydrocarbons involve a number of uncertainties that even thorough evaluation, experience and knowledge of the industry cannot eliminate. Trillion’s exploration and possible development activities in Trillion’s properties will depend in part on the evaluation of data obtained through geophysical testing and geological analysis. The results of such studies and tests are often subject to varying interpretations and no assurance can be given that such activities will produce hydrocarbons in commercial quantities. The exploration, evaluation and development activities that will be undertaken by Trillion are subject to greater risks than those normally associated with the acquisition and ownership of producing properties. Trillion’s properties may fail to produce hydrocarbons in commercial quantities.

Commodity Price Risk

Commodity prices are unstable and are subject to wide fluctuations in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include, but are not limited to, expectations regarding global supply and demand, government regulations, actions of Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas exporting countries, international conflicts, weather conditions, risks of supply disruption, availability of alternative fuel sources, political conditions, actions of governmental authorities, and the impacts of worldwide pandemics or other events.

Any material decline in prices will result in a reduction of Trillion’s future revenue and cash flows from operations. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Trillion’s reserves. Trillion might also elect not to produce from certain wells at lower prices. All of these factors could result in a sustained and material decrease in Trillion’s future net production revenue which would have an adverse effect on the carrying value of the Company’s reserves, its borrowing capacity, profitability and cash flows from operations, and may have a material adverse effect on the Company’s business, financial condition, results or operations, and its acquisition and development activities.

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Foreign Currency Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

As at September 30, 2023, the Company’s significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $1,229,491 at September 30, 2023 (December 31, 2022 - $30,435).

In addition, the Company is subject to the risk of hyperinflation. When hyperinflation is deemed to exist, the subsidiary’s financial statements are first restated before being translated into the consolidated financial statements. Comparative amounts are excluded from the restatement requirement when the presentation currency of the ultimate financial statements into which they will be included (USD) is non-hyperinflationary.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash, amounts receivable which consists primarily of trade receivables and GST receivable and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkiye. The other customer provides letters of credit to be used by the Company in the event of default. As at September 30, 2023, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $2,669,560 (December 31, 2022 - $5,263,886).

Liquidity Risks

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible. The Company anticipates increases in revenue in future periods resulting from the completion of an additional well subsequent to the period end. Historically, the Company’s sources of funding has been through equity and debt financings. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at September 30, 2023	Less than 1 year	1 - 2 years		Later than 2 years	Total
Accounts payable and accrued liabilities	$14,429,291	$		$-	$14,429,291
Loans payable	2,753,567		610,267	-	3,363,834
Lease liability	27,395		167,477	-	194,872
RSU obligation	95,360		-	-	95,360
Convertible debt	592,005		9,644,009	-	10,236,014
Total liabilities	$17,897,618		$10,421,753	$-	$28,319,371

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As at December 31, 2022	Less than 1 year	1 - 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	$10,600,080	$-	$-	$10,600,080
Loans payable	145,866	20,689	-	166,555
Lease liability	4,807	4,807	-	9,614
RSU obligation	295,747	-	-	295,747
Derivative liability	-	4,827	-	4,827
Total liabilities	$11,046,500	$30,323	$-	$11,076,823

General Risks

Petroleum and natural gas exploration and production can involve environmental risks such as litigation, physical and regulatory risks. Physical risks include the pollution of the environment, climate change and destruction of natural habitat, as well as safety risks such as personal injury. The Company works hard to identify the potential environmental impacts of its new projects in the planning stage and during operations. The Company conducts its operations with high standards in order to protect the environment, its employees and consultants, and the general public. We maintain current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities could reduce or eliminate its available funds or could exceed the funds the Company has available and result in financial distress.

Climate Change Risks

Our exploration and production infrastructure and other operations and activities emit greenhouse gasses (“GHG”) which may require us to comply with emissions legislation in Turkiye. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate our effects. The direct or indirect costs of compliance with GHG-related regulations may have a material adverse effect on our business, financial condition, results of operations and prospects. Some of our significant facilities may ultimately be subject to future regional, and/or national climate change regulations to manage GHG emissions. In addition, climate change has been linked to long-term shifts in climate patterns and extreme weather conditions both of which pose the risk of causing operational difficulties.

Non-GAAP and Other Financial Measures

Non-GAAP Financial Measures

Operating Netback

Operating netback is calculated as natural gas, oil and condensate sales revenues less royalties and production expenses. This calculation is provided in the “Operating Netback” section of this MD&A using our IFRS measures. Operating netback is a common metric used in the oil and gas industry to demonstrate profitability from operations.

Non-GAAP Financial Ratios

Operating Netback per Boe

Operating netback is calculated as production revenue less production, transportation and royalty expenses, on a per unit basis, which is per barrel of oil equivalent (“boe”). It is a common non-GAAP measure used in the oil and gas industry and management believes this measurement assists in evaluating the operating performance of the Company. It is a measure of the economic quality of the Company’s producing assets and is useful for evaluating variable costs as it provides a reliable measure regardless of fluctuations in production. Trillion calculated operating netback per boe as operating netback divided by total sales volumes (barrels of oil equivalent). This calculation is provided in the “Operating Netback” section of this MD&A using our IFRS measures.

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Operating Netback Margin

Operating netback margin is calculated as operating netback divided by natural gas and oil sales. Operating netback margin is a measure of the profitability per boe relative to natural gas, oil and condensate sales revenues per boe.

	Three Months Ended
	September 30, 2023	September 30, 2022
Natural gas and oil sales	5,028,124	1,077,770
Operating netback	3,551,367	430,306
Operating netback margin	70.6%	39.9%

	Nine Months Ended
	September 30, 2023	September 30, 2022
Natural gas and oil sales	14,074,877	3,589,368
Operating netback	10,682,534	1,584,499
Operating netback margin	75.9%	44.1%

Capital Management Measures

Funds Flow from Operations

Funds flow from operations is included in the Company’s consolidated statements of cash flows. Trillion considers funds flow from operations to be a key measure of operating performance as it demonstrates the Company’s ability to generate the funds necessary to finance capital expenditures and repay debt. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, funds flow from operations provides a useful measure of the Company’s ability to generate cash that is not subject to short-term movements in non-cash operating working capital. A reconciliation of funds flow from operations to cash flows from operating activities is as follows:

	Nine Months Ended
	September 30, 2023	September 30, 2022
Cash flows from operating activities	(2,309,261)	(5,470,698)
Add back changes in non-cash working capital	(82,959)	3,709,547
Funds flow from operations	(2,392,220)	(1,761,151)

Net Working Capital

Net working capital is computed as current assets less current liabilities. Net working capital is a measure of liquidity, is used to evaluate financial resources, and is calculated as follows:

	As at
	September 30, 2023	Dec, 31, 2022
Total current assets	5,929,696	6,226,698
Total current liabilities	(17,897,618)	(11,045,750)
Net working capital deficit	(11,967,922)	(4,819,052)

Supplementary Financial Measures

“Average realized natural gas price - $/Mcf” is comprised of natural gas sales as determined in accordance with IFRS, divided by the Company’s natural gas sales volumes.

“Average realized oil price - $/bbl” is comprised of oil sales as determined in accordance with IFRS, divided by the Company’s oil sales volumes.

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“Average realized price - $/boe” is comprised of natural gas and oil sales as determined in accordance with IFRS, divided by the Company’s total natural gas, and oil sales volumes (barrels of oil equivalent).

“Royalties per boe” is comprised of royalties, as determined in accordance with IFRS, divided by the total natural gas and oil sales volumes (barrels of oil equivalent).

“Royalties as a percentage of sales” is comprised of royalties, as determined in accordance with IFRS, divided by the total natural gas and oil sales, as determined in accordance with IFRS.

“Production expenses per boe” is comprised of production expenses, as determined in accordance with IFRS, divided by the total natural gas and oil sales volumes (barrels of oil equivalent).

“G&A expenses per boe” is comprised of net G&A expense, as determined in accordance with IFRS, divided by the total natural gas and oil sales volumes (barrels of oil equivalent).

“DD&A expense per boe” is comprised of DD&A expense, as determined in accordance with IFRS, divided by the total natural gas and oil sales volumes (barrels of oil equivalent).

Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Oil and Natural Gas Measurement		Other
bbl(s)	barrel(s)	C$	Canadian dollar
bbls/d	barrels per day	CSE	Canadian Securities Exchange
Mbbls	thousand barrels	TL	Turkish Lira
Mcf	thousand cubic feet	TPAO	Turkish Petroleum Corporation
Mcf/d	thousand cubic feet per day	$ or US$	United States dollar
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MMBtu	million British Thermal Units
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
Mboe	thousand barrels of oil equivalent

BOE Disclosure. The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet per barrel (6 Mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this MD&A are derived from converting gas to oil in the ratio mix of six thousand cubic feet of gas to one barrel of oil.

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